Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 4 DATED JUNE 12, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 30, 2015, Supplement No. 1 dated May 8, 2015, Supplement No. 2 dated May 27, 2015 and Supplement No. 3 dated June 4, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;

(2)	updates to our risk factors;

(3)	updates to our management; and

(4)	updates to our conflicts of interest.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of June 11, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 7.8 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $193.4 million (including shares issued pursuant to our distribution reinvestment plan). As of June 11, 2015, approximately 112.2 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors - Risks Related to Conflicts of Interest - Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you” on page 43 of the prospectus.
Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.
Our president and chief executive officer, Glenn J. Rufrano, also is the chief executive officer of American Realty Capital Properties, Inc. (“ARCP”) and an officer and/or director of Cole Capital®, our advisor, other real estate programs sponsored by Cole Capital and/or one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. Our advisor and its key personnel and partners of other real estate programs have investment objectives, targeted assets, and legal and financial obligations similar to ours and/or the advisor to such programs, and they may have other business interests as well. As a result, these individuals have duties to us and our stockholders, as well as to these other entities and their stockholders, members and limited partners, in addition to business interests in other entities. These duties to such other entities and persons may create conflicts with the duties that they owe to us and our stockholders. There is a risk that their loyalties to these other entities could result in actions or inactions that are adverse to our business and violate the duties that they owe to us and our stockholders. There is a risk that their loyalties to these other entities could result in actions or inactions that are adverse to our business and violate their fiduciary duties to us and our stockholders, which could harm the implementation of our investment strategy and our investment and leasing opportunities.
Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor and its affiliates, and (7) our relationship with, and compensation to, our dealer manager. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets and our operating cash flows and ability to pay distributions could be adversely affected. Even if these persons do not violate their duties to us and our stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources between our business and these other entities. Should such persons devote insufficient time or resources to our business, returns on our investments may suffer.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors - Risks Related to Conflicts of Interest - Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with ARCP or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to ARCP or a real estate program sponsored by Cole Capital” on page 44 of the prospectus.
Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with ARCP or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to ARCP or a real estate program sponsored by Cole Capital.
We may enter into joint ventures with ARCP or a real estate program sponsored by Cole Capital for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. Officers and key persons of our advisor also are officers and key persons of REITs sponsored by Cole Capital and/or their advisors, the general partners of real estate programs sponsored by Cole Capital and/or the advisors or fiduciaries of real estate programs sponsored by Cole Capital. These officers and key persons may face conflicts of interest in determining which real estate program should enter into any particular joint venture or co-ownership arrangement. These persons also may have a conflict in structuring the terms of the relationship between us and any affiliated co-venturer or co-owner, as well as conflicts of interests in managing the joint venture.
In the event we enter into joint venture or other co-ownership arrangements with ARCP or a real estate program sponsored by Cole Capital, our advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular property, or to make or dispose of another real estate-related investment. In addition, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from any affiliated co-venturer or co-owner that is not listed for trading. In the event we enter into a joint venture or other co-ownership arrangement with another real estate program sponsored by Cole Capital that has a term shorter than ours, the joint venture may be required to sell its properties earlier than we may desire to sell the properties. Even if the terms of any joint venture or other co-ownership agreement between us and ARCP or a real estate program sponsored by Cole Capital grants us the right of first refusal to buy such properties, we may not have sufficient funds or borrowing capacity to exercise our right of first refusal under these circumstances.
Since one or more of the executive officers of us and our advisor are the executive officers of Cole Capital and the advisors to other real estate programs sponsored by Cole Capital, and since Glenn J. Rufrano, our chief executive officer and president, is also the chief executive officer of ARCP, agreements and transactions between or among the parties with respect to any joint venture or other co-ownership arrangement will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers or co-owners, which may result in the co-venturer or co-owner receiving benefits greater than the benefits that we receive. We have adopted certain procedures for dealing with potential conflicts of interest as described in the section of our prospectus captioned “Conflicts of Interest - Certain Conflict Resolution Procedures.”

Management
The following information supersedes and replaces the section of our prospectus captioned “Management - Audit Committee” on page 76 of the prospectus.
Our board of directors has established an audit committee, consisting of Robert A. Gary, IV and Marcus E. Bromley, our independent directors. Mr. Gary serves as chairperson of the audit committee. The audit committee, by approval of at least a majority of its members, will select the independent registered public accounting firm to audit our annual financial statements, review with the independent registered public accounting firm the plans and results of the audit engagement, approve the audit and non-audit services provided by the independent registered public accounting firm, review the independence of the independent registered public accounting firm, consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls. Our board of directors has adopted a charter for the audit committee that sets forth its specific functions and responsibilities.
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management - Executive Officers and Directors” beginning on page 76 of the prospectus.
Glenn J. Rufrano serves as our chief executive officer and president and one of our directors, and Simon J. Misselbrook serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Rufrano or Misselbrook for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Christine T. Brown serves as our vice president of accounting and principal accounting officer. We do not directly compensate Ms. Brown for her services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for her salary or benefits. We have provided below certain information about our officers and directors.

Name	Age*	Position(s)
Glenn J. Rufrano	65	Chief executive officer and president and director
Simon J. Misselbrook	37	Chief financial officer and treasurer
Christine T. Brown	33	Vice president of accounting and principal accounting officer**
Marcus E. Bromley	65	Independent Director and chairman of the board of directors
Robert A. Gary, IV	61	Independent Director
* As of June 10, 2015.
** Non-executive officer.
 The “Management - Executive Officers and Directors” section beginning on page 76 of the prospectus is supplemented with the following information.
Glenn J. Rufrano has served as our chief executive officer and president and one of our directors since June 10, 2015. Mr. Rufrano also has served as chief executive officer and president of Cole REIT Advisors V, LLC (CCPT V Advisors), our advisor, since June 10, 2015. In addition, Mr. Rufrano serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Office & Industrial REIT (CCIT II), Inc., Cole Real Estate Income Strategy (Daily NAV), Inc.	Chief executive officer, president and director	June 10, 2015 - Present

Cole Corporate Income Advisors II, LLC, Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC	Chief executive officer and president	June 10, 2015 - Present
Since April 2015, Mr. Rufrano has served as the chief executive officer and a director of ARCP, the indirect parent of our sponsor, advisor, dealer manager and property manager. Mr. Rufrano has served and continues to serve as a director of Ventas, Inc., a publicly traded senior housing and healthcare REIT, since June 2010 and of O’Connor Capital Partners, a privately-owned, independent real estate investment, development and management firm, since October 2013. He served as chairman and chief executive officer of O’Connor Capital Partners from November 2013 through March 2015. He also served as a director for Columbia Property Trust, Inc., a publicly traded commercial real estate REIT, from January 2015 until March 2015. Previously, Mr. Rufrano was president and chief executive officer of Cushman & Wakefield, Inc., a privately-held commercial property and real estate services company, and a member of its board of directors from March 2010 to June 2013. From January 2008 through February 2010, he served as chief executive officer of Centro Properties Group, an Australian-based shopping center company, and, from April 2007 through January 2008, Mr. Rufrano served as chief executive officer of Centro Properties Group U.S. From 2000 until its acquisition by Centro Properties Group in April 2007, he served as chief executive officer and a director of New Plan Excel Realty Trust, a commercial retail REIT. He was also a co-founder of O’Connor Capital Partners. He presently serves on the Board of New York University’s Real Estate Institute.
Mr. Rufrano was selected to serve as a director because of his extensive real estate and capital markets experience and investment expertise, in addition to his leadership role at ARCP, all of which are expected to bring valuable insight to the board of directors.
Marcus E. Bromley has served as non-executive chairman of our board of directors since June 10, 2015 and has served as an independent director of our company and as a member of the audit committee of our board of directors since March 2015. Mr. Bromley served as chairman of the audit committee of our board of directors from March 2015 to June 2015. Mr. Bromley served as a member of the board of directors of Cole Corporate Income Trust, Inc. and as a member of its audit committee from January 2011 until January 2015 when that company merged with Select Income REIT. From May 2005 until its merger with Spirit Realty Capital, Inc. in July 2013, Mr. Bromley served as a member of the board of directors of Cole Credit Property Trust II, Inc. and also served as the chairman of that company’s audit committee. He also served as a member of the board of directors of Cole Credit Property Trust III, Inc. from October 2008 until May 2012 and as a member of its audit committee from December 2008 until May 2012. From 1993 through 2005, Mr. Bromley served as a member of the board of trustees of Gables Residential Trust, a $3 billion multi-family residential REIT with operations in Texas, Georgia, South Florida, Washington, D.C. and Southern California that was listed on the New York Stock Exchange prior to its sale in 2005. From December 1993 until June 2000, Mr. Bromley also served as the chief executive officer of Gables Residential Trust. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner of Trammell Crow Residential from 1982 until 1993. Mr. Bromley also serves on the board of directors of SG Partners, a multifamily residential company headquartered in Atlanta, Georgia, and on the advisory board of Nancy Creek Capital, an Atlanta-based private equity firm. Mr. Bromley holds a B.S. in Economics from Washington & Lee University and an M.B.A. from the University of North Carolina. Our board of directors selected Mr. Bromley to serve as a director of our company because of Mr. Bromley’s experience as the chief executive officer of a public real estate company, his general knowledge of the real estate industry and his financing experience, all of which are expected to bring valuable insight to the board of directors and potential resources to our company.
Robert A. Gary, IV has served as an independent director of our company and as a member of the audit committee of our board of directors since April 2015 and has served as chairman of the audit committee of our board of directors since June 10, 2015. Mr. Gary is a Founding Partner of Keiter, PC, Certified Public Accountants and Consultants, which he co-founded in 1978. Mr. Gary has more than 37 years of experience in public accounting, providing accounting, tax, and consulting services to business organizations and individuals. His accounting practice focuses on general business consulting, real estate construction, development and management, employee benefits, executive compensation, estate planning and administration. Mr. Gary provides insights and opportunities to clients in a variety of industries, including real estate, estates, trusts and foundations, private venture capital investors, manufacturing, distribution, and professional services. He previously served as an independent director of Landmark Apartment Trust, Inc. (formerly Grubb & Ellis Apartment REIT, Inc.) from December 2005 until May 2014, and of Cornerstone Realty Income Trust from 2003 until its 2005 merger with Colonial Property. While serving on the boards of both Landmark and Cornerstone, Mr. Gary also served as the chairperson and financial expert for each company’s audit committee. He received a B.S. in Accounting from Wake Forest University and an M.B.A. from the University of Virginia’s Darden School. Mr. Gary is a Certified Public Accountant, a Certified Information Technology Professional, a Chartered Global Management Accountant, and a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. Our board of directors selected Mr. Gary to serve as a director of our company because of Mr. Gary’s experience as a founding partner of a certified public accounting firm, his general knowledge of the real estate industry and his financing and accounting experience, all of which are expected to bring valuable insight to the board of directors and potential resources to our company.
Effective as of June 10, 2015, Michael T. Ezzell resigned as one of our directors, our chairman of the board of directors, our chief executive officer and our president. In addition, effective as of June 10, 2015, Mr. Ezzell resigned as the chief executive officer and president of CCPT V Advisors and as president and treasurer of Cole Capital Corporation, our dealer manager. Accordingly, all references to Mr. Ezzell in the prospectus are hereby supplemented with the aforementioned information.

Conflicts of Interest
The following information supersedes and replaces the tenth paragraph of the section of our prospectus captioned “Conflicts of Interest - Interests in Other Real Estate Programs and Other Concurrent Offerings” beginning on page 99 of the prospectus.
Due to the ARCP Merger and Glenn J. Rufrano’s positions as our chief executive officer and president and as chief executive officer of ARCP, we are now subject to conflicts of interest arising out of our relationship with ARCP, which also has investment objectives, targeted assets, and legal and financial obligations similar to ours. ARCP and any real estate program sponsored by Cole Capital, whether or not existing as of the date of this supplement, could compete with us in the sale or operation of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent that such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the other program’s property for tenants or purchasers. In addition, Mr. Rufrano will have competing demands on his time and resources and may have conflicts of interest in allocating his time and resources between our business, ARCP and any real estate program sponsored by Cole Capital.
The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Conflicts of Interest - Other Activities of Our Advisor and Its Affiliates” on page 101 of the prospectus.
Our president and chief executive officer, Glenn J. Rufrano, is also the chief executive officer of ARCP and an officer and/or director of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. As a result, each of our executive officers owes duties to these other entities, as applicable, which may conflict with the duties that he owes to us and our stockholders.

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